Select Sector Municipal Trust

	An Annual Meeting of Shareholders of the Fund was held on June 27, 2001, where shareholders voted on the election of trustees. With regards to the election of David Arch as elected trustee by the common shareholders of the Fund 4,435,597 shares voted in his favor and 100,362 shares withheld. With regards to the election of Howard J Kerr as elected trustee by the common shareholders of the Fund 4,435,687 voted in his favor and 100,272 shares withheld. The other trustees whose terms did not expire in 2001 were:
Rod Dammeyer, Theodore A. Myers, Richard F. Powers III, Hugo F. Sonnenschein and Wayne Whalen.